Mail Stop 4561
Via Fax (604) 521-4911

October 8, 2009

Abdul Ladha
Chief Executive Officer
Ableauctions.com, Inc.
1963 Lougheed Highway
Coquitlam, British Columbia, Canada V3K3T8

> **Re: Ableauctions.com, Inc.**
> **Form 10-K for the Fiscal Year December 31, 2008**
> **Filed on March 25, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed on August 13, 2009**
> **File No. 001-15931**

Dear Mr. Ladha:

        We have reviewed your response letter dated September 25, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 31, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Disclosure Controls and Procedures, page 25

1.   Please refer to prior comment number 1. We note from your December 31, 2008 Form 10-K/A that management concluded the Company's internal controls over financial reporting are not effective due to an insufficient number of staff, which is needed to adequately segregate each and every duty in certain areas. Please confirm that you have concluded this deficiency is a material weakness. Also, we note from the disclosures in your December 31, 2008 Form 10-K that management concluded your disclosure controls and procedures were effective as of the end of the fiscal year. In light of the fact that a weakness existed with

respect to segregation of duties, disclose in reasonable detail the basis for your officers' conclusions that the Company's disclosure controls and procedures were nonetheless effective as of the end of the periods covered by your annual report as well as your quarterly reports (March 31, 2009 and June 30, 2009).

Note 3. Mortgage and Loans Receivable, page F-15

2.   Please explain further the following with regards to the information provided in response to prior comment 2 as it relates to the properties identified as Loan No. 1 and Loan No. 2:

- Tell us the date of the appraisal used to estimate the fair value of each of these properties,
- Tell us the estimated costs to sell each property and clarify whether such amounts were factored into the estimated values provided in your prior response, and
- Tell us the amount of interest and penalties due to the first and second lien holders for each property.

3.   We note from the disclosures in your June 30, 2009 Form 10-Q that the Company has a $450,000, 9.5% mortgage loan, which was due on January 27, 2009, however has been extended month-to-month pending renewal. You also hold a $1,750,000, 12% mortgage loans whose maturity date was extended to September 17, 2009. Tell us the current status of each of these loans. Also, explain the reasons these loans were extended and tell us how you considered these modifications in assessing these loans for potential impairment.

Form 10-Q for the Quarter Ended June 30, 2009

Note 3. Related Party Transactions, page F-9

4.   We note your discussion on page 56 of the Proxy Statement filed on September 25, 2009 ("Proxy Statement") regarding the liabilities that must be paid before you distribute the assets in the plan of liquidation. Please reconcile this information to the information provided in Note 3 as it relates to amounts due to Mr. Ladha. In this regard, based on the disclosures in your Proxy Statement, it appears that Mr. Ladha is owed approximately $2,195,892 upon liquidation, however, the amounts due to related parties at June 30, 2009 were only $1,334,607. We also note your discussion regarding $600,082 in fees owed to Macdonald Realty and $454,024 due to Gruv Development. Please tell us how these liabilities are reflected in your consolidated balance sheet.

Note 4. Property Held for Development, page F-10

5.   Please tell us the balance of property held for development in your consolidated
        balance sheet at September 30, 2009. Also, tell us whether there are any
        significant remaining costs yet to be capitalized.

Note 5. Investment in Joint Venture, page F-12

6.   We note from your disclosures on page 55 of the Proxy Statement that the
        property held by your joint venture, Township Holdings Ltd., is up for sale,
        however, no offers have been received to date.   Tell us the listing price for this
        property and tell us how this amount compares to any recent appraisals performed
        on this property. Also, assuming the current sales price and taking into
        consideration estimated costs to sell and any other obligations of the joint venture,
        tell us how much the company anticipates receiving upon liquidation of this
        investment.

Note 6. Investment in Surrey City Central, page F-14

7.   We note from your disclosures on page 55 of the Proxy Statement that the
        Company has not yet made a determination of how you will dispose of the Series
        A common stock in Surrey Central. Tell us what options you are currently
        considering. Also, tell us the current status of the development project for this
        property and tell us the current fair value of this investment and how you
        determined such value.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202)
551-3499 if you have any questions regarding the above comments.

                                                Sincerely,

                                                Kathleen Collins
                                                Accounting Branch Chief